EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Quarter Ended March 31,
	2003	2002
Diluted net income (loss) per share:
Net income (loss) to common shareholders	$1,660,000	$(581,000)

Average number of shares outstanding	8,478,450	10,269,665
Net effect of dilutive stock options based on treasury stock method	289,167	22,500

Net effect of dilutive put option agreements	—	243,413
Total average shares	8,767,617	10,535,578

Diluted net income (loss) per share	$0.19	$(0.06)